Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 15 June 2004

ORK – Trade subject to notification

On 14 June 2004, Orkla exercised 9,333 options; 6,000 at a strike price of NOK 132 and 3,333 at a strikeprice of NOK 135. These options were exercised by Corporate Director Legal Affairs Karl Otto Tveter.

Moreover Karl Otto Tveter has sold 8,833 shares at NOK 172,90. Tveters total holdings after these transactions are 21,667 options and 1,000 Orkla-shares.

A total of 1,947,772 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,557,090 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,949,939 of its own shares.

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